COLDSTREAM SECURITIES, INC.
Report of Independent Registered Public Accounting Firm and Financial Statements with Supplementary Information
Year Ended December 31, 2018

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission herewith as a PUBLIC DOCUMENT.

COLDSTREAM SECURITIES, INC.
<u>CONTENTS</u>

Page



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Coldstream Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coldstream Securities, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Seattle, Washington
February 12, 2019

We have served as the Company's auditor since 2014.

COLDSTREAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS		
Cash	$	81,928
Accounts Receivable		15,000
Other Assets		78,318
TOTAL ASSETS	$	175,246

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	15,615
TOTAL LIABILITIES		15,615

CONTINGENCIES (Note 4)

SHAREHOLDER'S EQUITY		
Common stock, no par, 112 shares authorized, issued and outstanding		10,000
Additional paid-in capital		327,741
Accumulated Deficit		(178,110)
TOTAL SHAREHOLDERS' EQUITY		159,631
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	175,246

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE		
Commissions	$	167,699
TOTAL REVENUE		167,699
EXPENSES		
Administrative fees (Note 3)		22,440
Licenses and permits		31,163
Commission		83,849
Professional fees		44,291
Miscellaneous		52,837
TOTAL EXPENSES		234,580
NET LOSS BEFORE TAXES		(66,881)
Income tax benefit		14,045
NET LOSS AFTER TAXES	$	(52,836)

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock		Additional	Accumulated	Total Shareholder's
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2017	112	$ 10,000	$ 327,741	$ (125,273)	$ 212,468
Distribution					-
Net Loss				(52,837)	(52,837)
Balance at December 31, 2018	112	$ 10,000	$ 327,741	$ (178,110)	$ 159,631

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(52,837)
Changes in operating assets and liabilities		
Decrease in accounts payable and accrued expenses		(41,967)
Decrease in due from related party		(5,000)
Increase in other assets		(29,626)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(129,430)
CASH FLOWS FROM FINANCING ACTIVITIES		
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES		-
NET DECREASE IN CASH AND CASH EQUIVALENTS		(129,430)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		211,358
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	81,928
SUPPLEMENTAL DISCLOSURES OF CASH PLAN INFORMATION		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	10,000

The accompanying notes are an integral part of these financial statements

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 1 –ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coldstream Securities, Inc. (the "Company") is incorporated in the state of Delaware and is a wholly-owned subsidiary of Coldstream Holdings, Inc. (the "Parent"). The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and conducts business primarily in private placements, variable annuities, mutual funds trails, 12b-1 fees, variable annuity commissions, referral fees and state directed 529 plan commissions to customers throughout the United States.

The Parent created a new subsidiary on March 31, 2017, which merged with The Rainier Group, Inc. (RGI). RGI is a business consulting firm that advises the owners of mid-market, privately held companies on strategic issues such as management succession, ownership transition, key employee retention, corporate governance, and business valuation. In the course of delivering its consulting services, RGI may advise a business owner that their best strategic option is to sell their business. In these cases, RGI refers the business owner to a reputable third party mid-market investment banking firm that has expertise in the RGI client's industry to market the business for sale. RGI has referral agreements with various third-party investment banks which specify that upon the successful sale of the business by the investment bank, RGI shall receive a referral fee which is typically a percentage of the success fee the investment bank charges the seller. In 2018, there were no referral fee revenues.

Commission revenues are sourced from state directed 529 plans, mutual funds, and annuities. A portion of the revenue from mutual funds and annuities are based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers*: Topic 606, to supersede nearly all existing revenue recognition guidance under accounting principles general accepted in the United States. We adopted the provisions of the guidance on January 1, 2018, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605. The adoption did not have a material impact on the timing or amounts of our revenue recognition. There is no impact to the Company accumulated deficit as of January 1, 2018.   Referral fees are recognized as they are earned based on the services provided or the closing of client transactions.

Cash consists of cash on hand, checking and savings accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2018.

The Company files a consolidated federal tax return with its Parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 740-10, *Accounting for Income Taxes*. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits as changes to income in income tax expense, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $81,313 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.19 to 1.0.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous. The company utilizes space, personnel and other services and overhead which are incurred by affiliated companies. These services, totaling $22,440, were transacted in the normal course of business, and were recorded as specific expenses in the period provided.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 4 - OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company may from time to time be involved in regulatory examinations, potential inquiries, investigations, and proceedings by the SEC, FINRA, or other state and local regulatory agencies. At December 31, 2018, there were no pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB ASC 450, *Accounting for Contingencies*.

The Company maintains cash balances in two financial institutions, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. At year-end, the Company established a new banking relationship with Commerce Bank. A full transition of the Company's banking relationship will occur in early 2019.

SUPPLEMENTARY INFORMATION

COLDSTREAM SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2018

Total shareholder's equity	$	159,631
Less - Nonallowable assets:		
Due from related party		6,704
Other assets		71,614
Total debits		78,318
NET CAPITAL		81,313
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,041 or $5,000, whichever is greater		5,000
Excess net capital	$	76,313
AGGREGATE INDEBTEDNESS:		
Accounts payable & accrued expenses	$	15,615
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.19 to 1.0

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2018.

A computation of reserve requirement is not applicable to Coldstream Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i). Information relating to possession or control requirements is not applicable to Coldstream Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).



Report of Independent Registered Public Accounting Firm

To the Shareholder
Coldstream Securities, Inc.

We have reviewed management's statements, included in the accompanying Coldstream Securities, Inc.'s Exemption Report, in which (1) Coldstream Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Coldstream Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the exemption provisions) and (2) Coldstream Securities, Inc. stated that Coldstream Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Coldstream Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coldstream Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Seattle, Washington
February 12, 2019

February 12, 2019

Moss Adams LLP
999 Third Avenue, Suite 2800
Seattle, WA 98104-4019

In connection with your review of Coldstream Securities, Inc. (the Company) claim of exemption from Rule 15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act") as of December 31, 2018 and during the period from January 1, 2018 through December 31, 2018, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the Customer Protection Rule as of December 31, 2018 and during the period from January 1, 2018 through December 31, 2018.
2. We are responsible for establishing and maintaining effective internal control over compliance with the Customer Protection Rule.
3. We have performed an evaluation of the Company's compliance with the Customer Protection Rule. Based on this evaluation, the Company was in compliance with the Act and exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as of December 31, 2018 and during the period from January 1, 2018 through December 31, 2018.
4. We have made available all records and other information related to our compliance with the Customer Protection Rule.
5. There are no communications from regulatory agencies, internal auditors, or others who perform an equivalent function, compliance functions or other auditors concerning possible exceptions to the exemption provisions in paragraph (k)(2)(i) of the Customer Protection Rule, including communications received through the date of this letter.
6. There are no events or other factors that might significantly affect our compliance with the identified exemption provisions from January 1, 2018 through December 31, 2018 and through the date of this letter.

Sincerely,
Coldstream Securities, Inc.

DocuSigned by:
727549F25FDA47E...

Kevin Fitzwilson, President

DocuSigned by:
Erika Yelle
793FC0F0FA6E4F3...

Erika Yelle, Chief Compliance Officer

DocuSigned by:
Lauren Te
82EEBB1FF8BE498...

Lauren Te, Controller

Coldstream Securities, Inc.'s Exemption Report

Coldstream Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: k(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Coldstream Securities, Inc.

I, Kevin Fitzwilson. swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By:
Printed Name: Kevin M. Fitzwilson
Title: President
Date: February 25, 2019

One 100th Ave NE, Suite 102 • Bellevue, WA 98004
office: 425.283.1600 fax: 425.283.5100

500 108th Ave NE, Suite 2000 • Bellevue, WA 98004
office: 425.283.1600 fax: 425.283.5100

1200 Westlake Ave N, Suite 900 • Seattle, WA 98109
office: 206.281.7700 fax: 206.281.8930